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                         August 9, 2022

       Kathi Niffenegger
       Chief Financial Officer
       Edesa Biotech, Inc.
       100 Spy Court
       Markham, Ontario, Canada L3R 5H6

                                                        Re: Edesa Biotech, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 5,
2022
                                                            File No. 333-266604

       Dear Ms. Niffenegger:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Conlon
Danberg at 202-551-4466 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Tracy Buffer, Esq.